Exhibit 99.1

PRESS RELEASE

INTESA SANPAOLO LAUNCHES A NEW SEVEN-YEAR BENCHMARK EUROBOND OF €1 BILLION

Torino, Milano, 8th March 2007 – Today, Intesa Sanpaolo has launched a €1 billion euro bond issue targeted to international markets. It is the first benchmark issued under the Intesa Sanpaolo S.p.A. Medium Term Notes programme updated following the merger transaction.

It is a seven-year, floating rate, Euro Medium Term Notes issue with a quarterly coupon of three-month Euribor plus 12 basis points.

The re-offer price is 99.877%.

Considering that it was re-offered below par, the total discount margin for the investor, calculated at the maturity date, is three-month Euribor plus 14 basis points.

Settlement is due on or about 19th March 2007.

The bond is not offered to the Italian retail market; it is distributed to international institutional investors and financial institutions. It will be listed on the Luxembourg Stock Exchange and, as usual, traded in the Over-the-counter.

ABN Amro, Banca Caboto, Banca IMI and Merrill Lynch act as joint lead managers for the placement of the bond.

The ratings assigned to Intesa Sanpaolo’s senior long-term debt are: Aa3 by Moody’s, AA- by Standard & Poor’s and AA- by Fitch.

This communication does not constitute an offer to purchase, sell or exchange or the solicitation  of an offer to purchase, sell or exchange any securities.  The shares of Intesa Sanpaolo S.p.A. may not be  offered or sold in the United States except pursuant to an effective registration statement under the Securities Act of 1933 or pursuant to a valid exemption from registration.

Investor Relations (Andrea Tamagnini)	Media Relations (Costanza Esclapon)
+39.02.87943180	+39.02.87963531
investor.relations@intesasanpaolo.com	stampa@intesasanpaolo.com

www.intesasanpaolo.com